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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


               --------------------------------------------------



                                   FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                       OR


                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               --------------------------------------------------


                            Full title of the Plan:

                 GATX HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN


Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX Corporation

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                               GATX CORPORATIOM HOURLY
                                          EMPLOYEES RETIREMENT SAVINGS PLAN
                                                   (Name of Plan)
                                     By:         /s/ James Conniff
                                                    James Conniff
                                                 Plan Administrator


June 28, 2000



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            GATX Corporation Hourly Employees Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


                     Years ended December 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors.................................................4
Consent of Independent Auditors................................................5

Financial Statements

Statements of Assets Available for Benefits....................................6
Statements of Changes in Assets Available for Benefits.........................7
Notes to Financial Statements..................................................8

Supplemental Schedule

Schedule H, Line 4(i) - Schedule of Assets Held for Investment
   Purposes at End of Year....................................................16




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                         CONSENT OF INDEPENDENT AUDITORS


Employee Benefits Committee
GATX Corporation

We consent to the incorporation by reference in the following: (I) Registration Statement No. 2-92404 on Form S-8, filed July 26, 1984 and (II) Registration Statement No. 33-41007 on Form S-8 filed June 7, 1991, pertaining to the GATX Corporation Hourly Employees Retirement Savings Plan, of our report dated April 14, 2000 with respect to the financial statements of GATX Corporation Hourly Employees Retirement Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 1999.


ERNST & YOUNG LLP
June 23, 2000



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                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for benefits for the years then ended, in conformity with auditing standards generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Chicago, Illinois
April 14, 2000


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                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits



                                                     DECEMBER 31
                                                 1999            1998
                                             ----------------------------

ASSETS
Investments                                   $6,457,495       $4,943,781
Interest in Master Trust                         781,404          676,541
                                             ----------------------------
                                              $7,238,899       $5,620,322
                                             ============================

See notes to financial statements.



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                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits



                                                       YEAR ENDED DECEMBER 31
                                                        1999             1998
                                                     --------------------------

ADDITIONS
Contributions by GATX Corporation and subsidiaries   $  162,278     $   104,891
Salary deferrals by participants                      1,305,330       1,331,788
Interest and dividend income                            255,524         261,276
Net investment (loss) income from Master Trust          (48,133)          7,893
                                                     --------------------------
                                                      1,674,999       1,705,848

DEDUCTIONS
Benefit payments                                       (424,303)       (305,933)
Transfer to GATX Corporation Salaried
   Employees Retirement Savings Plan                    (22,727)         (8,278)
                                                     --------------------------
                                                       (447,030)       (314,211)

Net realized and unrealized appreciation in
   fair value of investments                            390,608         346,996
                                                     --------------------------
Net increase                                          1,618,577       1,738,633
Assets available for benefits:
   Beginning of year                                  5,620,322       3,881,689
                                                     --------------------------
   End of year                                       $7,238,899     $ 5,620,322
                                                     ==========================

See notes to financial statements.


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                                                                  EIN 36-1124040
                                                                       Plan #004


            GATX Corporation Hourly Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998


1.  DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan which was established January 1, 1994, for hourly employees of the GATX Rail Corporation and GATX Terminals Corporation subsidiaries of the Company who have completed at least 520 hours of service within the last 12 months.

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

The Company contributes $.50 for each participant contribution dollar, up to 3% of a participant's eligible compensation, for the hourly participants of the GATX Rail Corporation, effective January 1, 1998, and GATX Terminals Corporation at the Carteret Terminal, Paulsboro Terminal, and Philadelphia Terminal, effective January 1, 1999. Company contributions are invested in GATX common stock and short-term investments. All contributions are made in cash and are deposited weekly.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the vested balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's plan account invested in GATX stock can be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The in-service withdrawal amount is limited to the participant's contribution portion and cannot exceed the amount required to relieve the financial need. The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a rate of 1% above the prime rate and are secured by a participant's account balance in the Plan.



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)


PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)


2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. The fair value of the participation units owned by the Plan in the other investments is based on quoted redemption values on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)


3.  INVESTMENTS

Except for investments held in a Master Trust (see Note 4), the Plan's investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

                                                         YEAR ENDED DECEMBER 31
                                                           1999         1998
                                                         ----------------------

Net realized and unrealized appreciation in fair
   value of investments in mutual funds                   $390,608    $346,996
                                                         ======================

Except for investments held in a Master Trust (see Note 4), the Plan held the following individual investments representing 5% or more of Plan assets:

                                                              DECEMBER 31
                                                           1999          1998
                                                        ------------------------
At fair value:
   Fidelity Managed Income Portfolio II                 $1,749,750   $1,431,353
   Spartan U.S. Equity Index Fund                        2,933,576    2,053,061
   Fidelity Puritan Fund                                   909,430      864,839



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)



4.  MASTER TRUST

The GATX Corporation Common Stock Fund is in a Master Trust which includes assets of three GATX benefit plans: the Plan; the GATX Corporation Salaried Employees Retirement Savings Plan; and the GATX Logistics Inc. 401(k) Cash Accumulation Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 1999 and 1998.

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                                           DECEMBER 31
                                                      1999              1998
                                                 ------------------------------
ASSETS
Cash equivalents                                   $   689,175      $   555,399
GATX Corporation common stock                       61,903,729       64,867,604

RECEIVABLES
Other receivables                                        3,075          227,974
                                                 -------------------------------
NET ASSETS                                         $62,595,979      $65,650,977
                                                 ===============================

                                                      YEAR ENDED DECEMBER 31
                                                      1999              1998
                                                 -------------------------------
ADDITIONS
Contributions                                      $ 4,389,909      $ 4,283,297
Interfund transfers                                    459,984        3,081,599
Interest and dividend income                         1,960,191        1,670,167
                                                 -------------------------------
                                                     6,810,084        9,035,063

DEDUCTIONS
Benefit payments                                    (3,180,734)      (2,868,899)

Net realized and unrealized (depreciation)
    appreciation in fair value of common stock      (6,684,348)       2,788,325
Net assets at beginning of year                     65,650,977       56,696,488
                                                 -------------------------------
Net assets at end of year                          $62,595,979      $65,650,977
                                                 ===============================

The Plan held a 1.2% and 1.0% interest in the Master Trust as of December 31, 1999 and 1998, respectively.



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            GATX Corporation Hourly Employees Retirement Savings Plan

                    Notes to Financial Statements (continued)


5.  NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the GATX Corporation Common Stock Fund, which includes participant directed and nonparticipant directed investments, is as follows:

                                                           DECEMBER 31
                                                      1999             1998
                                                   ----------------------------

Investment, at fair value:
   Interest in the GATX Corporation Common
     Stock Fund                                      $781,404         $676,541
                                                   ============================

                                                      YEAR ENDED DECEMBER 31
                                                      1999             1998
                                                   ----------------------------

Changes in net assets:
   Company contributions                             $162,278         $104,891
   Salary deferrals by participants                   108,914           54,376
   Interest and dividend income                        25,565            9,874
   Net realized and unrealized depreciation in
     fair value of investments                        (73,698)          (1,981)
   Benefits paid                                      (33,855)          (3,337)
   Interfund transfers                                (84,341)         512,718
                                                   ----------------------------
                                                     $104,863         $676,541
                                                   ============================

6.  TAX STATUS

The Internal Revenue Service ruled August 3, 1995, that the Plan qualified under section 401(a) of the Internal Revenue Code (IRC), and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.



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                              Supplemental Schedule




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                                                                  EIN 36-1124040
                                                                       Plan #004

            GATX Corporation Hourly Employees Retirement Savings Plan

                 Schedule H, Line 4(i) - Schedule of Assets Held
                     for Investment Purposes at End of Year


                                December 31, 1999


                                                                    CURRENT
IDENTITY OF ISSUER/DESCRIPTION OF ISSUE            SHARES            VALUE
-------------------------------------------------------------------------------

Fidelity Management Trust Company*:
   Fidelity Managed Income Portfolio II          1,749,750        $1,749,750
   Spartan U.S. Equity Index Fund                   56,317         2,933,576
   Fidelity Puritan Fund                            47,789           909,430
   Fidelity Low-Priced Stock Fund                    2,989            67,681
   Templeton Foreign Fund A                          5,333            59,838
Participants Loans - 8.75%-10% Interest                              737,220
                                                                --------------
                                                                  $6,457,495
                                                                ==============

*Party in interest to the Plan.



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